Contact

www.linkedin.com/in/
spenceroberg001 (LinkedIn)

Top Skills

Risk Assessment

Mergers & Acquisitions (M&A)

Start-up Leadership

Spencer Oberg

Investor | CEO (Sunday Supper, Prospera Ventures) | M&A/Business Acquisition | CPG/Food & Bev

Greater Seattle Area

Summary

I build organizations and empower people to achieve. As a partner in several companies, I learn more everyday how important people and relationships are to the success of enterprise. This is, in large part, why I'm passionate about people and empowering them to realize their potential; it's also just plain satisfying to watch someone grow into their own... A fulfilled life and successful business are about meeting people's needs and desires. How can we reach the top together? If I help you win, we both win.

I've traversed several industries and gained a diverse skillset since I began my professional and entrepreneurial career at 15... It feels a bit arrogant to boast about myself, so I'll share some things I hear about myself from others often: I'm an excellent communicator and public speaker. I've learned to leverage my passion for people as an effective impact leader. I can create and communicate a powerful vision. I can build systems and processes to execute on that vision. I'm a great teacher. I'm patient and even keeled, but passionate, even fiery when needed. I'm proficient in technology, and, like MacGyver, I can figure out and fix damn near anything. :)

Experience

Prospera Ventures

Co-Founder, CEO

September 2024 - Present (1 year 3 months)

Prospera Ventures invests in businesses, and their owners:

Investments can occur in multiple forms:

Consulting in Strategy

Evaluating your business to be purchased

Buying your business

Helping you sell your business

Set up a new business

Making Connections

Finding investment

Sunday Supper

CEO

April 2025 - Present (8 months)

Unincarcerated Productions

Co-Founder/Chief Executive Advisor

March 2018 - Present (7 years 9 months)

Unincarcerated Productions is a TV & Film Production company that produces content surrounding the issue of mass incarceration.

Our mission is to shift our societal paradigm surrounding incarcerated and unincarcerated from the current, predominantly intolerant and hateful perspective, to one centered around humanity, compassion, and redemption.

unincarcerated.com

BFY Food Group

8 years 2 months

VP of Operations

November 2017 - Present (8 years 1 month)

Bellevue, WA

Newbie

October 2017 - Present (8 years 2 months)

Bellevue, WA

GOOD PLANeT Foods

7 years 3 months

Executive Vice President

March 2019 - December 2024 (5 years 10 months)

Bellevue

VP of Operations

October 2017 - March 2019 (1 year 6 months)

Bellevue, WA

Education

University of Washington

Business · (2013)

Seattle Central College

Business · (2014 - 2020)

University of Washington